Term Sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 41-I dated July 11, 2014	Term Sheet to Product Supplement No. 41-I Registration Statement No. 333-177923 Dated September 25, 2014; Rule 433

Structured Investments	$ Auto Callable Contingent Interest Accrual Notes Linked to the Common Stock of Pandora Media, Inc. due September 29, 2017

General

•	The notes are designed for investors who seek variable monthly Contingent Interest Payments determined by reference to the closing price of one share of the Reference Stock on each trading day during the monthly Accrual Determination Periods. Interest will accrue on the notes on a trading day during an Accrual Determination Period only if the closing price of one share of the Reference Stock as of the applicable Underlying Determination Date is greater than or equal to 50% of its Initial Stock Price, which we refer to as the Interest Barrier. Investors should be willing to forgo fixed interest and dividend payments in exchange for the opportunity to receive Contingent Interest Payments.
•	Investors in the notes should be willing to accept the risk of losing some or all of their principal if a Trigger Event (as defined below) has occurred and the risk that no Contingent Interest Payment may be made with respect to some or all Accrual Determination Periods. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The notes will be automatically called if the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price. The earliest date on which an automatic call may be initiated is December 26, 2014.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing September 29, 2017†
•	Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Reference Stock:	The common stock of Pandora Media, Inc. (Bloomberg ticker: P). We refer to Pandora Media, Inc. as “Pandora.”
Contingent Interest Payments:

If the notes have not been automatically called, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to:

$1,000 × n/252 × Contingent Interest Rate

where “n” = the aggregate number of trading days in the applicable Accrual Determination Period with respect to which the Accrual Provision is satisfied.

If the Accrual Provision is not satisfied on any trading day of an Accrual Determination Period, you will not receive any interest payment for that Accrual Determination Period.

Accrual Provision:	For each Accrual Determination Period, the Accrual Provision will be deemed to have been satisfied on a trading day during that Accrual Determination Period if the closing price of one share of the Reference Stock as of the applicable Underlying Determination Date is greater than or equal to its Interest Barrier. If, with respect to any trading day during an Accrual Determination Period, the closing price of one share of the Reference Stock determined on the applicable Underlying Determination Date is less than the Interest Barrier, then the Accrual Provision will be deemed not to have been satisfied for that trading day.
Interest Barrier / Trigger Level:	An amount that represents 50% of the Initial Stock Price (subject to adjustments)
Contingent Interest Rate:

At least 13.00%* per annum. This is reflected in the monthly Contingent Interest Payment calculation.

*The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 13.00% per annum.

Automatic Call:	If the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) any Contingent Interest Payment payable on the Interest Payment Date corresponding to the applicable Call Settlement Date. This cash payment will be payable on the applicable Call Settlement Date.
Payment at Maturity:	If the notes have not been automatically called and a Trigger Event has not occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) any Contingent Interest Payment payable at maturity.
If the notes have not been automatically called and a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Stock Price is less than the Initial Stock Price, subject to any Contingent Interest Payment payable at maturity. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any Contingent Interest Payment, will be calculated as follows:
$1,000 + ($1,000 × Stock Return)
If the notes have not been automatically called and a Trigger Event has occurred, you will lose more than 50% of your principal amount and could lose up to the entire principal amount of your notes at maturity.
Trigger Event:	A Trigger Event occurs if, the Final Stock Price (i.e., the closing price of one share of the Reference Stock on the final Review Date) is less than the Trigger Level
Stock Return:	(Final Stock Price – Initial Stock Price) Initial Stock Price
Initial Stock Price:	The closing price of one share of the Reference Stock on the Pricing Date, divided by the Stock Adjustment Factor
Final Stock Price:	The closing price of one share of the Reference Stock on the final Review Date
Stock Adjustment Factor:	Set equal to 1.0 on the Pricing Date, subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See “General Terms of Notes — Additional Reference Stock Provisions — Anti-Dilution Adjustments.” in the accompanying product supplement no. 41-I for further information.
Pricing Date:	On or about September 26, 2014
Original Issue Date (Settlement Date):	On or about September 30, 2014
Review Dates†:	December 26, 2014, March 26, 2015, June 26, 2015, September 28, 2015, December 28, 2015, March 28, 2016, June 27, 2016, September 26, 2016, December 27, 2016, March 27, 2017, June 26, 2017 and September 26, 2017 (the “final Review Date”)
Call Settlement Date†:	If the notes are automatically called on any Review Date (other than the final Review Date), the first Interest Payment Date immediately following that Review Date.
Maturity Date†:	September 29, 2017
CUSIP:	48127DF29
Other Key Terms:	See “Additional Key Terms” in this term sheet
†	Subject to postponement in the event of certain market disruption events and as described under “Description of Notes — Postponement of a Determination Date — Notes Linked to a Single Component” and “Description of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 41-I

Investing in the Auto Callable Contingent Interest Accrual Notes involves a number of risks. See “Risk Factors” beginning on page PS-15 of the accompanying product supplement no. 41-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $32.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-69 of the accompanying product supplement no. 41-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $937.60 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $920.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 25, 2014

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 41-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 41-I dated July 11, 2014. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 41-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 41-I dated July 11, 2014: http://www.sec.gov/Archives/edgar/data/19617/000095010314004859/crt-dp47848_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Accrual Determination Period:	The period from, but excluding, the Pricing Date to, and including, the first Periodic Final Accrual Determination Date and each successive period from, but excluding, a Periodic Final Accrual Determination Date to, and including, the next succeeding Periodic Final Accrual Determination Date
Periodic Final Accrual Determination Dates*:	As specified under “Periodic Final Accrual Determinations Dates and Interest Payment Dates” below
Interest Payment Dates*:	Interest on the notes will be payable monthly in arrears on the Interest Payment Date immediately following the applicable Periodic Final Accrual Determination Date, commencing October 31, 2014, up to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been automatically called, the applicable Call Settlement Date. The Interest Payment Dates are specified under “Periodic Final Accrual Determination Dates and Interest Payment Dates” below. See “Selected Purchase Considerations — Monthly Contingent Interest Payments” in this term sheet for more information.
Underlying Determination Date*:	For each trading day during an Accrual Determination Period, that trading day

*  Subject to postponement as described under “Description of Notes — Postponement of a Payment Date” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 41-I

JPMorgan Structured Investments —	TS-1
Auto Callable Contingent Interest Accrual Notes Linked to the Common Stock of Pandora Media, Inc.

Periodic Final Accrual Determination Dates and Interest Payment Dates

Periodic Final Accrual Determination Dates*	Interest Payment Dates*
10/28/2014	10/31/2014
11/24/2014	11/28/2014
12/26/2014	12/31/2014
1/27/2015	1/30/2015
2/24/2015	2/27/2015
3/26/2015	3/31/2015
4/27/2015	4/30/2015
5/26/2015	5/29/2015
6/25/2015	6/30/2015
7/28/2015	7/31/2015
8/26/2015	8/31/2015
9/25/2015	9/30/2015
10/27/2015	10/30/2015
11/24/2015	11/30/2015
12/28/2015	12/31/2015
1/26/2016	1/29/2016
2/24/2016	2/29/2016
3/28/2016	3/31/2016
4/26/2016	4/29/2016
5/25/2016	5/31/2016
6/27/2016	6/30/2016
7/26/2016	7/29/2016
8/26/2016	8/31/2016
9/27/2016	9/30/2016
10/26/2016	10/31/2016
11/25/2016	11/30/2016
12/27/2016	12/30/2016
1/26/2017	1/31/2017
2/23/2017	2/28/2017
3/28/2017	3/31/2017
4/25/2017	4/28/2017
5/25/2017	5/31/2017
6/27/2017	6/30/2017
7/26/2017	7/31/2017
8/28/2017	8/31/2017
final Review Date	Maturity Date

* Subject to postponement as described under “Description of Notes — Postponement of a Payment Date” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 41-I

JPMorgan Structured Investments —	TS-2
Auto Callable Contingent Interest Accrual Notes Linked to the Common Stock of Pandora Media, Inc.

Selected Purchase Considerations

•	VARIABLE MONTHLY CONTINGENT INTEREST PAYMENTS — The notes may pay variable monthly interest payments at the Contingent Interest Rate of at least 13.00%** per annum based on the number of trading days in the applicable Accrual Determination Period on which the Accrual Provision is satisfied. Interest will accrue on the notes on a trading day during an Accrual Determination Period only if the closing price of one share of the Reference Stock as of the applicable Underlying Determination Date is greater than or equal to the Interest Barrier (i.e.; the Accrual Provision is satisfied on that trading day). The amount of any Contingent Interest Payment per $1,000 principal amount note payable on an Interest Payment Date is equal to the product of (a) $1,000, (b) the Contingent Interest Rate and (c) (i) the actual number of trading days during the applicable Accrual Determination Period on which the Accrual Provision is satisfied divided by (ii) 252. If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

*The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 13.00% per annum.

•	POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price, your notes will be automatically called prior to the Maturity Date. Under these circumstances, you will receive a cash payment on the applicable Call Settlement Date, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) any Contingent Interest Payment payable on the Interest Payment Date corresponding to that Call Settlement Date.
•	THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES HAVE NOT BEEN AUTOMATICALLY CALLED — If the notes have not been automatically called, we will pay you your principal back at maturity only if a Trigger Event has not occurred. However, if the notes have not been automatically called and a Trigger Event has occurred, you will lose more than 50% of your principal amount and could lose up to the entire principal amount of your notes at maturity.
•	RETURN LINKED TO A SINGLE REFERENCE STOCK— The return on the notes is linked to the performance of a single Reference Stock, which is the common stock of Pandora. For additional information, see “The Reference Stock” in this pricing supplement.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 41-I. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement no. 41-I. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders — Tax Considerations. The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States (and, if an applicable treaty so requires, attributable to a permanent establishment in the United States).

In addition, recently proposed Treasury regulations could impose a 30% (or lower treaty rate) withholding tax on amounts paid or deemed paid after December 31, 2015 that are treated as attributable to U.S.-source dividends on equities underlying financial instruments such as the notes. While it is not clear whether or in what form these regulations will be finalized, under recent Treasury guidance, these regulations would not apply to the notes.

In the event of any withholding, we will not be required to pay any additional amounts with respect to amounts so withheld. If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

JPMorgan Structured Investments —	TS-3
Auto Callable Contingent Interest Accrual Notes Linked to the Common Stock of Pandora Media, Inc.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 41-I dated July 11, 2014.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. If the notes have not been automatically called and a Trigger Event has occurred, you will lose 1% of your principal amount at maturity for every 1% that the Final Stock Price is less than the Initial Stock Price. Accordingly, under these circumstances, you will lose more than 50% of your principal amount and could lose up to the entire principal amount of your notes at maturity.
•	THE NOTES DO NOT PROVIDE FOR REGULAR INTEREST PAYMENTS AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Reference Stock. The amount of interest, if any, you will receive with respect to each Accrual Determination Period will depend on the number of trading days during the relevant Accrual Determination Period on which the Accrual Provision is satisfied. Although the Contingent Interest Rate is a fixed rate, the effective rate of interest paid by us for each Accrual Determination Period is not fixed.

Interest will accrue on the notes on a trading day during an Accrual Determination Period only if the closing price of one share of the Reference Stock as of the applicable Underlying Determination Date is greater than or equal to the Interest Barrier. If the Accrual Provision is not satisfied on any trading day of an Accrual Determination Period, you will not receive any interest payment for that Accrual Determination Period.  If the Accrual Provision is not satisfied on any trading day of any Accrual Determination Period, you will not receive any interest payment on the notes.

If you do not earn sufficient Contingent Interest Payments over the term of the notes, the overall return on the notes may be less than the amount that would be paid on a conventional debt security issued by us with a comparable maturity. Although the amount of any Contingent Interest Payment is determined, in part, by reference to the performance of the Reference Stock, the notes do not actually pay interest that tracks the return of the Reference Stock. You should consider, among other things, the overall effective annual percentage rate of interest to maturity as compared to other equivalent investment alternatives.

•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that might have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive on the applicable Call Settlement Date $1,000 plus any Contingent Interest Payment payable on the Interest Payment Date corresponding to the applicable Call Settlement Date.
•	REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as approximately three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE PRICE OF THE REFERENCE STOCK — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the price of the Reference Stock, which may be significant. You will not participate in any appreciation in the price of the Reference Stock. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.
•	THE AMOUNT OF ANY CONTINGENT INTEREST PAYMENT IS BASED ON AN ACCRUAL PROVISION LINKED TO THE REFERENCE STOCK, WHICH MAY RESULT IN AN EFFECTIVE INTEREST RATE OF ZERO — Although the Contingent Interest Rate is a fixed rate, for every trading day during any Accrual Determination Period on which the Accrual Provision is not satisfied, the amount of the Contingent Interest Payment for that Accrual Determination Period will be reduced. We cannot predict the factors that may cause the Accrual Provision to be satisfied, or not, on any trading day. The amount of interest that accrues on the notes in any Accrual Determination Period may decrease even if the Reference Stock appreciates. If the Accrual Provision is not satisfied for an entire Accrual Determination Period, the effective interest rate for that period would be zero. In that event, you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during that period.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely
JPMorgan Structured Investments —	TS-4
Auto Callable Contingent Interest Accrual Notes Linked to the Common Stock of Pandora Media, Inc.

affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 41-I for additional information about these risks.

We and/or our affiliates may also currently or from time to time engage in business with Pandora, including extending loans to, or making equity investments in, Pandora or providing advisory services to Pandora. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Pandora, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of the Reference Stock issuer that in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

•	THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL REVIEW DATE — If the Final Stock Price is less than the Trigger Level (i.e., a Trigger Event occurs) and the notes have not been automatically called, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Reference Stock. The Final Stock Price will be determined based on the closing price of one share of the Reference Stock on a single day near the end of the term of the notes. In addition, the closing price of one share of the Reference Stock at other times during the term of the notes could be greater than or equal to its Trigger Level. This difference could be particularly large if there is a significant decrease in the closing price of one share of the Reference Stock during the later portion of the term of the notes or if there is significant volatility in the closing price of one share of the Reference Stock during the term of the notes, especially on dates near the final Review Date.
•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.
JPMorgan Structured Investments —	TS-5
Auto Callable Contingent Interest Accrual Notes Linked to the Common Stock of Pandora Media, Inc.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the closing price of one share of the Reference Stock, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility in the price of the Reference Stock;
•	the time to maturity of the notes;
•	whether the closing price of one share of the Reference Stock has been, or is expected to be, less than the Interest Barrier on any trading day during an Accrual Determination Period and whether a Trigger Event is expected to occur;
•	the likelihood of an automatic call being triggered;
•	the dividend rate on the Reference Stock;
•	interest and yield rates in the market generally;
•	the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Stock Adjustment Factor, including a merger or acquisition; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
•	NO AFFILIATION WITH THE REFERENCE STOCK ISSUER — We are not affiliated with the issuer of the Reference Stock. We have not independently verified any of the information about the Reference Stock issuer contained in this pricing supplement. You should undertake your own investigation into the Reference Stock and its issuer. We are not responsible for the Reference Stock issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
•	SINGLE STOCK RISK — The price of the Reference Stock can fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
•	VOLATILITY RISK — Greater expected volatility with respect to the Reference Stock indicates a greater likelihood as of the Pricing Date that the closing price of one share of the Reference Stock could be less than the Interest Barrier on a trading day during an Accrual Determination Period and/or that a Trigger Event could occur. The Reference Stock’s volatility, however, can change significantly over the term of the notes. The closing price of one share of the Reference Stock could fall sharply on any day during the term of the notes, which could result in your not receiving any Contingent Interest Payment or a significant loss of principal, or both.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY — The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. You should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.
•	LIMITED TRADING HISTORY — The Reference Stock commenced trading on the New York Stock Exchange on June 15, 2011 and therefore has limited historical performance. Accordingly, historical information for the Reference Stock is available only since that date. Past performance should not be considered indicative of future performance.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of JPMS’s estimated value and the Contingent Interest Rate will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the minimums for JPMS’s estimated value and the Contingent Interest Rate.
JPMorgan Structured Investments —	TS-6
Auto Callable Contingent Interest Accrual Notes Linked to the Common Stock of Pandora Media, Inc.

Hypothetical Examples of Calculation of the Contingent Interest Payment for an Accrual Determination Period

The following examples show how to calculate the Contingent Interest Payment for a hypothetical Accrual Determination Period. The examples assume that there are 21 trading days in the applicable Accrual Determination Period and a Contingent Interest Rate of 13.00% per annum. The actual Contingent Interest Rate will be provided in the pricing supplement and will not be less than 13.00% annum. The hypothetical closing prices and Contingent Interest Payments set forth below are for illustrative purposes only and may not correspond to the actual closing prices and Contingent Interest Payment for any Accrual Determination Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The closing price of one share of the Reference Stock is greater than or equal to the Interest Barrier on 14 trading days during the Accrual Determination Period. Because the Accrual Provision is satisfied for 14 trading days and the Contingent Interest Rate is 13.00%, the Contingent Interest Payment for the Accrual Determination Period is $7.22, calculated as follows:

$1,000 × (14/252) × 13.00% = $7.22

Example 2: The closing price of one share of the Reference Stock is greater than or equal to the Interest Barrier on 7 trading days during the Accrual Determination Period. Because the Accrual Provision is satisfied for 7 trading days and the Contingent Interest Rate is 13.00%, the Contingent Interest Payment for the Accrual Determination Period is $3.61, calculated as follows:

$1,000 × (7/252) × 13.00% = $3.61

Example 3: The closing price of one share of the Reference Stock is less than the Interest Barrier on each trading day during the Accrual Determination Period. Because the Accrual Provision is not satisfied on any trading day, the Contingent Interest Payment for the Accrual Determination Period is $0.00.

JPMorgan Structured Investments —	TS-7
Auto Callable Contingent Interest Accrual Notes Linked to the Common Stock of Pandora Media, Inc.

What Is the Payment at Maturity or upon Automatic Call on the Notes, Assuming a Range of Performance for the Reference Stock?

The following table, graph and examples illustrate the hypothetical payment at maturity or upon automatic call on the notes. Each hypothetical payment at maturity or upon automatic call set forth below assumes an Initial Stock Price of $25 and an Interest Barrier and a Trigger Level of $12.50 (equal to 50% of the hypothetical Initial Stock Price). Each hypothetical payment at maturity or upon automatic call does not reflect any Contingent Interest Payments that might be payable. Each hypothetical payment at maturity or upon automatic call set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity or upon automatic call applicable to a purchaser of the notes. The numbers appearing in the following table, graph and in the examples on the following page have been rounded for ease of analysis.

	Review Dates Prior to the Final Review Date		Final Review Date
Closing Price	Reference Stock Appreciation / Depreciation at Review Date	Payment on Call Settlement Date (1)	Stock Return	Payment at Maturity If a Trigger Event Has Not Occurred (2)	Payment at Maturity If a Trigger Event Has Occurred (2)
$45.0000	80.00%	$1,000.00	80.00%	$1,000.00	N/A
$42.5000	70.00%	$1,000.00	70.00%	$1,000.00	N/A
$40.0000	60.00%	$1,000.00	60.00%	$1,000.00	N/A
$37.5000	50.00%	$1,000.00	50.00%	$1,000.00	N/A
$35.0000	40.00%	$1,000.00	40.00%	$1,000.00	N/A
$32.5000	30.00%	$1,000.00	30.00%	$1,000.00	N/A
$30.0000	20.00%	$1,000.00	20.00%	$1,000.00	N/A
$28.7500	15.00%	$1,000.00	15.00%	$1,000.00	N/A
$27.5000	10.00%	$1,000.00	10.00%	$1,000.00	N/A
$26.2500	5.00%	$1,000.00	5.00%	$1,000.00	N/A
$25.0000	0.00%	$1,000.00	0.00%	$1,000.00	N/A
$23.7500	-5.00%	N/A	-5.00%	$1,000.00	N/A
$22.5000	-10.00%	N/A	-10.00%	$1,000.00	N/A
$20.0000	-20.00%	N/A	-20.00%	$1,000.00	N/A
$17.5000	-30.00%	N/A	-30.00%	$1,000.00	N/A
$16.2500	-35.00%	N/A	-35.00%	$1,000.00	N/A
$15.0000	-40.00%	N/A	-40.00%	$1,000.00	N/A
$12.5000	-50.00%	N/A	-50.00%	$1,000.00	N/A
$12.4975	-50.01%	N/A	-50.01%	N/A	$499.90
$10.0000	-60.00%	N/A	-60.00%	N/A	$400.00
$7.5000	-70.00%	N/A	-70.00%	N/A	$300.00
$5.0000	-80.00%	N/A	-80.00%	N/A	$200.00
$2.5000	-90.00%	N/A	-90.00%	N/A	$100.00
$0.0000	-100.00%	N/A	-100.00%	N/A	$0.00

(1)	The notes will be automatically called if the closing price of one share of the Reference Stock on any Review Date (other than the final Review Date) is greater than or equal to the Initial Stock Price.
(2)	A Trigger Event occurs if the Final Stock Price (i.e., the closing price of one share of the Reference Stock on the final Review Date) is less than the Trigger Level.

Hypothetical Examples of Amount Payable at Maturity or upon Automatic Call on the Notes

The following examples illustrate how the payment at maturity or upon automatic call in different hypothetical scenarios is calculated.

Example 1: The closing price of one share of the Reference Stock increases from the Initial Stock Price of $25 to a closing price of $30 on the first Review Date. Because the closing price of one share of the Reference Stock on the first Review Date is greater than the Initial Stock Price, the notes are automatically called. Accordingly, the investor receives a payment of $1,000 per $1,000 principal amount note on the relevant Call Settlement Date.

Example 2: The notes have not been automatically called prior to maturity and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $25 to a closing price of $20 on the final Review Date — A Trigger Event has not occurred. Because the notes have not been automatically called prior to maturity and a Trigger Event has not occurred, even though the Final Stock Price is less than the Initial Stock Price, the investor receives at maturity a full repayment of principal equal to $1,000 per $1,000 principal amount note.

Example 6: The notes have not been automatically called prior to maturity and the closing price of one share of the Reference Stock decreases from the Initial Stock Price of $25 to a closing price of $7.50 on the final Review Date — A Trigger Event has occurred. Because the notes have not been automatically called prior to maturity, a Trigger Event has occurred and the Stock Return is -70%, the investor receives a payment at maturity of $300 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -70%) = $300

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-8
Auto Callable Contingent Interest Accrual Notes Linked to the Common Stock of Pandora Media, Inc.

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Pandora is derived from publicly available sources, without independent verification. According to its publicly available filings with the SEC, Pandora provides internet radio services in the United States on smartphones, tablets, traditional computers, car audio systems and other internet-connected devices. The common stock, par value $0.0001 per share, of Pandora (Bloomberg ticker: P) is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the relevant exchange for purposes of Pandora in the accompanying product supplement no. 41-I. Information provided to or filed with the SEC by Pandora pursuant to the Exchange Act can be located by reference to SEC file number 001-35198, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Reference Stock

The following graph sets forth the historical performance of the common stock of Pandora based on the weekly closing prices of one share of the common stock of Pandora from June 17, 2011 through September 19, 2014. The common stock of Pandora began trading on the New York Stock Exchange on June 15, 2011 and therefore has a limited performance history. The closing price of one share of the common stock of Pandora on September 24, 2014 was $25.46. We obtained the closing prices below from Bloomberg Financial Markets, without independent verification. The closing prices may have been adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Reference Stock on the Pricing Date or any Underlying Determination Date or Review Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your principal amount or the payment of any interest. We make no representation as to the amount of dividends, if any, that the Reference Stock will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

The dotted line in the graph shows the value equal to 50% of the closing price of one share of the Reference Stock on September 24, 2014. The actual Interest Barrier and Trigger Level will be provided in the pricing supplement and will be 50% of the Initial Stock Price, subject to adjustments.

Interest will not accrue on the notes on any trading day during an Accrual Determination Period if the closing price of one share of the Reference Stock on the related Underlying Determination Date is less than the Interest Barrier of 50% of the Initial Stock Price.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of

JPMorgan Structured Investments —	TS-9
Auto Callable Contingent Interest Accrual Notes Linked to the Common Stock of Pandora Media, Inc.

comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples of Calculation of the Contingent Interest Payment for an Accrual Determination Period,” “What is the Payment at Maturity or upon Automatic Call on the Notes, Assuming a Range of Performance for the Reference Stock?” and “Hypothetical Examples of Amount Payable at Maturity or upon Automatic Call on the Notes” in this term sheet for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked a Single Reference Stock” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

JPMorgan Structured Investments —	TS-10
Auto Callable Contingent Interest Accrual Notes Linked to the Common Stock of Pandora Media, Inc.